

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 24, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.000% Subordinated Notes due 2081 (and the subordinated guarantees related thereto) of Brookfield Infrastructure Finance ULC, guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, and BIPC Holdings Inc., under the Exchange Act of 1934.

Sincerely,

Ben Sawyer